Business Plan



SPLIT MOUNTAIN PRODUCTIONS
WHERE FAITH MOVES MOUNTAINS

SPLIT MOUNTAIN PRODUCTIONS

19500 Crystal Ct
Harrah, OK 73045-6322
(405) 496-8304
www.splitmountainproductions.com

This Document is numbered to correlate with the questions annotated on the Form C on file with the SEC.

Executive Summary

Split Mountain Productions is the intersection of faith based films and Hollywood. The CEO, Gray Frederickson is an A-list Oscar winning producer of the Godfather II. He can reach talent in Hollywood that can help drive box office success for films. David Greene, the COO is a Christian who happens to be a filmmaker, he has helped make two of the biggest political documentaries in history. Brent Green, is the son of Mart Green, owner of Mardel's which is one of the largest Christian retailers, and the Grandson of David Green, owner of Hobby Lobby who stood his ground based on his faith and took the government abortion mandate all the way to the supreme court and won. These three bring a powerful combination to Christian filmmaking.

Christian films is a genre recently identified as one of the three breakout genres for independent films. Hollywood has attempted to work in the genre but has failed miserably, while independents flourish. Why? Because you must first have a deep understanding of the heart of the Church. Christian films are about Christ, and independent filmmakers that are prospering in the genre understand this dynamic and make films focused precisely on this dynamic. Now take the ability of a production company to focus story lines on this dynamic and couple it with the power of an A-List producer, and you have a very strong combination.

All the production skills in the world can not alone make a successful company, it must be managed correctly. Just as Jesus told the parable of stewardship, it takes good stewardship to operate a company. Split Mountain is stewarded by John Simonelli, a veteran businessman who has taken several companies from inception to IPO, most notably Moto Photo. Combine his stewardship with the creative and film making abilities of the other partners and this is a company built for success.

Split Mountain is offering, on a best effort basis and for $1.00 each, 100,000 units, consisting of one share of our common stock $0.0001 Par Value. The minimum investor purchase is 100 Units. We are offering the units to investors pursuant to Regulation CF exemptions from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the applicable state securities laws. Investors must register, qualify and transact their investment through the approved investment portal that the company is making this offering through.

The Company

1.   Name of issuer

Split Mountain Productions, Inc. 19500 Crystal Ct.
Harrah, OK 73045
(405) 496-8304
stock@splitmountainproductions.com

The Eligibility

2.   Certification of Statements

Split Mountain Productions certifies all the following statements as True.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies

3.   Failure to Comply

Split Mountain Productions is a development stage company and has not failed to comply with any reporting requirements.

Directors and Officers

4.   Board Members

President & Chairman of the Board – John Simonelli

Mr Simonelli is an independent business executive who has extensive experience in the planning, development, and funding of emerging growth companies. Within the motion picture industry, he has been involved in the development , production, and marketing of a number of independent films. Mr. Simonelli has served as chairman of the board of directors, a director, chief executive officer, or executive officer of a number of public companies including: Graymark Productions Inc., a motion picture production company. Access plans Inc., a membership marketing company. Laboratory Specialists of America Inc., a drugs of abuse testing company. Precis Inc., a marketing company in the healthcare industry. TM Communications Inc., a company involved in radio broadcasting and radio promotion. Moto Photo Inc., a national franchisor of one hour photo laboratories.

Secretary – David Greene

See Company Officers below

<u>Board member – Gray Frederickson</u>

See Company Officers below

<u>Board Member – Brent Green</u>

See Company Officers below

5. Company Officers

<u>Chief Executive Officer – Harry G. "Gray" Frederickson</u>

Mr. Frederickson serves as our Chief Executive Officer. He is a highly successful producer of major motion pictures. He produced three films on the American Film Institute's "100 Greatest Movies of All Time," won an Oscar as Co-Producer of The Godfather, Part II and an Academy Award Nomination as a Co-Producer of Apocalypse Now. He had a 20-year association with the Academy Award winning director, Francis Ford Coppola, as a producer in Coppola's famed Zoetrope Studios. During that time, he also co-produced The Godfather Part III, and was associate producer on The Godfather. He has 20 other films to his credit that include such films as Little Fauss and Big Halsy with Robert Redford, The Good, The Bad, and The Ugly with Clint Eastwood, and Candy with Marlon Brando and Richard Burton. He has extensive contacts in the film industry, not only due to his production of films for Paramount, 20th Century Fox, Columbia, United Artists, and Warner Brothers, but also as Vice President in Charge of Feature Film Production at Lorimar. He also produced several pilots and series for television for Columbia, ABC, and Tri-Star/NBC. Mr. Frederickson is a member of the Academy of Motion Picture Arts and Sciences, The Academy of Television Art and Sciences, The Directors Guild of America, and the Screen Actors Guild, and a graduate of the University of Oklahoma.

<u>Chief Operations Officer – David Greene</u>

Mr. Greene is a digital cinema expert. He will be serving as the Chief Operations Officer as well as the secretary and treasurer of the company. He has been in the film industry for over a decade. His credits include the second largest grossing political documentary *"2016: Obamas America"* and A cinema score A+ rated film *"America imagine a world without her"*. This is an accomplishment few films ever achieve, films like *"Schindler's List"* and *"Jaws"* are a few films that have achieved that A+ rating.

Mr. Greene is a 32-year Air Force veteran. He flew aboard the Airborne Command and Control aircraft as an Airborne Radar Technician. In the Air Force, he designed and implemented training programs for not only USAF AWACS aircrew, but also Japanese Air Crews for the deployment of Boeing 777 AWACS. He was responsible for scheduling, movement and logistics of aircraft into theater of operations. He has over 6000 hours of flight time including nearly 1000 hours of combat time. As both a practicing Christian and a Digital Cinema Expert he is uniquely qualified to direct the Company's operations.

<u>Chief Creative Officer – Brent Green</u>

Brent Ryan Green is a feature film director and producer whose projects have cumulatively won over 40 prestigious film awards both domestically and internationally. He will be serving as the Chief Creative Officer for the company. He was a producer on Martin Scorsese's motion picture "Silence" (Liam Neeson, Andrew Garfield), "God's Not Dead" and feature length documentary "Janey Makes A Play," He also produced his feature film directorial debut "The Veil" (William Levy, William Moseley, Serinda Swan), with his Los Angeles and Oklahoma City-based production company Toy Gun Films. He is considered an up and coming star in the industry. His most recent production is "I can only imagine" the story of Bart Milard lead singer of Mercy Me.

Principal Security Holders

6. Ownership

Name of Holder	No. Securities now held	% of voting power prior to offering
John Simonelli	1,250,000	25%

Gray Frederickson	1,250,000	25%
Brent Green	1,250,000	25%
David Greene	1,250,000	25%

Business Plan

7.   Detailed Business Plan

Description

Split Mountain Productions is a development stage Christian film production company. Following this offering, we plan on developing and or acquiring screenplays suitable for Christian faith based audiences. We will then produce faith based feature films and attempt to distribute them in both domestic and foreign markets. Our experienced management team has a developed track record for producing feature films with commercial success. We believe that the growing demand for faith based films provides an excellent opportunity for the Company and its shareholders.

Mission Statement

Create cinematic pieces that inspire hope, faith and love for our Lord and our neighbor.

Company Goals and Objectives:

Complete a successful development campaign by the end of fiscal year 2017.

Develop a feature film and prepare to conduct a larger capitalization campaign in the first year of operations.

Our ongoing goal is to create and distribute Christian genre films that provides *HOPE* to all that see them. Capitalize the company in order to secure the story rights, develop screenplays, produce and market films in the most beneficial manner for the company and it's investors.

Earn revenues that will provide continued growth for the Company and increase shareholder value.

Business Philosophy:

Our philosophy, as a Christian based business, contains three major virtues Integrity, Excellence and Compassion.

We shall approach all tasks and duties with the utmost of integrity, so that our actions always illuminate the grace of God. We shall handle every task, detail and action as if it is the most important thing we have ever done. Our teams will work to lift each other up to create cinematic masterpieces.

> *"Whoever is careless with the truth in small matters cannot be trusted with important matters"*
>
> *Albert Einstein*

Excellence is never an accident, it comes from highly skilled people, knowing the best way to do their given tasks and having the ability to perform them. We will create a culture of excellence. We will recruit the people with the skills, knowledge and drive to excel. We will put every ounce of our creativity and energy into productions to create cinematic masterpieces. There is no unimportant position or job in our company.

> *"If a man is called to be a street sweeper, he should sweep streets even as Michelangelo painted, or Beethoven composed music or Shakespeare wrote poetry. He should sweep streets so well that all the hosts of heaven and earth will pause to say, 'Here lived a great street sweeper who did his job well."*
>
> *Martin Luther King Jr.*

Compassion is the epitome of the golden rule, do unto others as we would have others do unto us. We shall always be professional, direct and forthright. We will treat our investors, employees, vendors and customers as we want to be treated. We will create a culture that fosters the best in all and promotes achievement with synergy and selflessness to create the vision of our stories.

> *"Finally, brothers, whatever is true, whatever is honorable, whatever is just, whatever is pure, whatever is lovely, whatever is commendable, if there is any excellence, if there is anything*

worthy of praise, think about these things."

Philippians 4:8

The Film Market:

The overall film industry is growing;

> Global box office for all films released in each country around the world reached $38.3 billion in 2015, up 5% over 2014's total, with increases in both U.S./Canada ($11.1 billion) and international ($27.2 billion) box office. International growth was driven primarily by the Asia Pacific region (+13%). China's box office increased 49% in U.S. dollars to $6.8 billion, surpassing the next largest international market by nearly $5 billion and accounting for nearly 50% of Asia Pacific box office. In 2015, U.S./Canada box office was $11.1 billion, up 8% from $10.4 billion in 2014. 3D box office ($1.7 billion) was up 20% from 2014 and comprised 15% of total box office.

Source: MPAA

The Christian Genre:

The Christian genre is growing. Five of the top ten Christian genre films have been released in the past three years, showing a relevant and current market exists that can support a new company focused in the genre. A favorable characteristic of Christian genre films is the very well defined demographic of Christians. The demographic consists of 2.2 billion people worldwide, which equates to 32% of the world's population. It is one of the largest demographics in the world.

The success of Christian based media is evident in the music industry where K-Love, a contemporary Christian Music network has a listening audience of over 25 million unique listeners per week. That audience in a theater would be a blockbuster. The strength of the Christian genre recently led the American Film Market (AFM) to name the genre as one of three breakout genres for independent films. Promotions and marketing to such a well-defined demographic decreases advertising cost and increases participation compared to a general audience.



The Christian genre is performing well. The chart illustrates the dramatic growth in the last three years.

Products:

Split Mountain Productions will develop, fund, produce, promote and market full length feature films based in the Christian Genre. It will seek to secure the movie rights from popular Christian books, create original content and seek to develop an enterprise film.

The company is currently considering several film projects. Our films will be solidly in the Christian genre and will focus on the family. The attributes of our films range from real life stories, to faith based films in several different subgenres.

Product Life Cycle.

Successful motion pictures may continue to play in theaters for up to six months or longer following their initial release. Concurrent with their release in the United States, motion pictures are generally released in Canada and may also be released in one or more other foreign markets. After the initial theatrical release, distributors seek to maximize revenues by releasing movies in sequential release date windows, which are generally exclusive against other non-theatrical distribution channels:

Typical Film Release Windows

Type of Release	Months after initial release	Approximate Release Period
Theatrical	Initial	0-3 Months
Home Video DVD / Blu-ray	4-6 Months	1-3 Months
Pay-per-view and streaming video	6-9 Months	Ongoing
Pay Television	10-29 Months	12-21 Months
Network or Basic Cable	30-36 Months	18-36 Months
Syndication	48-70 Months	3-15 Months
Licensing and merchandising	Concurrent	Ongoing
All international Release	Concurrent	Ongoing

Theatrical Distribution (Domestic)

The theatrical motion picture market is, of course, the most important and most prestigious market for any feature film. Management intends to purchase a service release from a company (distributor) that specializes in such type releases, Rocky Mountain Pictures is one such company. Service release companies provide the theater bookings for the Picture, but the Company is responsible for all promotion and advertising. The theaters typically keep 50% of the box office and pays the other 50% to the distributor. The cost of the service release is $50,000.00. The first $500, 000.00 realized by the distributor will come directly to the company, after that the Company will receive 90% of any additional theatrical revenues. The manager believes that this will produce a higher yield than selling the movie to a major distributor.

Home Video (DVD and Blu-ray) Market

The United States home video market, although relatively flat over the last several years as DVD prices and rental volume has declined in the face of expanded entertainment content alternatives delivered through new technologies, remains a very lucrative source of income for film distributors and independent producers.

Pay per view and streaming video

Part of the home video market, pay per view is a cable based movie distribution and streaming video is an internet based distribution. Pay per view is a well established service while streaming video is the fastest growing distribution channel. It consist of companies like Vimeo on demand, Amazon movies, you tube movies and other streaming services. This distribution channel is quickly turning into a very lucrative source for independent producers.

Television Sales – Pay Television, Broadcast Television, Cable and Syndication

Television sales include subscription TV (e.g., HBO/Showtime/Starz), cable TV (e.g., TNT, USA), direct satellite, independent broadcast television stations, syndication rights to independent stations and station groups, etc. These rights would be negotiated and granted by the Company, and can account for a large source of revenue for the company. These sales usually occur at structured film markets such as MIPCOM.

Foreign Theatrical Sales

Outside North America, the world theatrical market may provide revenues to the Films. Markets such as Germany, France, England, Italy, Spain, the Scandinavian countries, Japan, the former Eastern European Soviet Bloc countries, and Latin America etc., all actively negotiate distribution agreements for American films. Management will coordinate such sales to all foreign territories through an experienced international sales agent, in an effort to secure distribution on favorable terms from these territories.

Foreign Television and Home Video Sales

Licensing of foreign rights for television (satellite, cable and over the air broadcast), which continues to grow with the expansion of cable and satellite television channels and commercial broadcast networks in Europe, the former Soviet Union, India, China, etc., will be handled by a reputable international sales agent.

Non-Theatrical Distribution

These rights include distribution to schools, airlines, colleges, churches etc. The company will negotiate them with a distributor who specializes in non-theatrical sales. This market could allow for thousands of dollars in revenues for Company, and it is the intention of Management to maximize the Films exposure in this market place.

Film Markets

The most prestigious North American film market is American Film Market where many foreign rights sales are made. Additionally, other the Film may be exhibited at other foreign film markets like Cannes and Berlin.

Production.

We anticipate primarily producing English language motion pictures with production budgets of one million dollars or more intended for theatrical, video or cable television. We take a disciplined approach to film production with the goal of producing films that can be self-distributed or distributed by

third-party distributors in the theatrical and ancillary markets that include home video, pay and free television, both domestically and internationally. We have not previously produced a film. Our current plan is to develop a film project with the target proceeds of this offering and conduct a capitalization campaign to raise up to 50M dollars for productions and promotions of films. We do not currently have any commitments related to the production of a film and will not make any commitment until completion of this offering. Although we have not produced any motion pictures, our production team has developed a track record for producing large and modestly budgeted films with commercial success. Our production staff reviews a significant number of packaged film projects each year, looking for script and material that will attract new as well as accomplished talent (actors). We then actively develop and further package the film, including refinement of the script to appeal to the film's target audience.

The decision whether to "greenlight," or proceed with production of, a film is a diligent process. Generally, each film project will be presented to our Board of Directors for consideration. In this presentation, scripts are discussed for both artistic merit and commercial viability. The Board of Directors considers the entire package, including the script, the talent that may be attached or pursued and the preliminary initial budget. The Board of Directors also discusses talent and story elements that could make the product more successful. The Board of Directors estimates the projected revenues and the costs of marketing and distributing the film. The Board of Directors decides whether the film is worth pursuing by balancing the risk of a production against its potential for financial success. We will typically seek to mitigate the financial risk associated with film production by negotiating co-production agreements and pre-selling international distribution rights. In addition, we will attempt to minimize our production exposure by structuring deals with talent that provide for them to participate in the financial success of the motion picture in exchange for reducing up-front payments. Furthermore, we may become involved in the development, acquisition, and production of television projects in the movie-of-the-week and mini-series formats. However, we do not have intent to pursue these types of projects in the near term.

Projects

Split Mountain has several projects currently under consideration. Projects are typically classified by the budget level for the anticipated production of the film. These budget level are discussed in terms of the Screen Actor Guilds agreements. The current agreement in place defines the following budget levels;

- Ultra Low Budget $50,000 to $200,000
- Modified Low Budget $200,000 to $625,000
- Low Budget $625,000 to $1,500,000

- Basic Agreement $1,500,000 to $10,200,000

The Open Window

The Open Window is a real life Shack. It is a story of a young mother who's nightmare begins when she wakes one morning to get her daughter ready for school and her bed is empty. The case goes cold quickly and the police turn the investigation on the young mother, with a history of parties and drug use. She spirals downward out of control and until she cries out to God. This starts a 15 year journey through redemption until she grows to a point of forgiving a nameless faceless person who abducted her child. Then miracles begin. This will be a modified low budget production. It is currently in script development.

Untitled Medieval Movie

An adaptation from a popular book, this medieval tale is a story of two kingdoms. In a style like Narnia or the Lord of the Rings, a kingdom long ago and far away becomes the target of a dark Lord. This Dark Kingdom begins luring the youth away with parties and false beliefs. Only two knights can rise to the task at hand and take on the prince of the dark. This is a film for all ages and will keep the audience riveted to the screen. This is a basic agreement budgeted production. It is currently under consideration for development.

These are but a few of the many productions under consideration. The company is continually seeking out compelling Christian stories in many different sub genres, everything from action to comedies. This is so everyone can find clean and uplifting entertainment. Films that can reach people who may otherwise never hear the Gospel message. Films that will perform well at the box office, entertain well with families and spread the message to all who see them.

Distribution

Taking a film to market in the United States and Internationally is a complicated process. The experience and expertise of the Split Mountain team will ensure the best distribution scenario for each film. This will range from third parties that can reach into markets best suited for the films to self-distribution, placing the company closest to the retail dollar as possible. Distribution occurs by media, as illustrated in the "typical film release windows" table above, and territory. The company will employ the best strategy for the best results in each area of the distribution.

Material

The company will own all rights, including copyrights to all scripts and films.

Employees

Currently the company has no employees. However, it will employ up to 70 individuals through the various stages of the film's creation. All production employees are temporary.

Legal

The company has not been in either bankruptcy or legal proceedings.

Limiting Factors

The company anticipates no limiting factors beyond normal market forces.

Segment Data

The company is neither a subsidiary nor a parent company to any other company. There is no segment data.

Industry Guides

There are no specific industry guides for film and television.

Disclosure

This offering meets the guidance set forth in Security Act Release Number 33-6900

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in

this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Risk

An investment in the shares of stock in the company involves a degree of risk. Prospective investors should carefully analyze the merits and the risks of an investment in the Company and should consider, among other risks, the following:

Recent Organization, Limited Scope and Lack of Operating Experience

The Company was organized on March 14, 2017, but has never conducted any activities and has no operating experience. The Company's proposed operations are subject to all of the risks inherent in the establishment of a new commercial enterprise, and the likelihood of the Company's success must be considered in light of various factors, including the Company's ability to produce, market, sell and distribute Films.

Investment Risks

An investment in the Company involves significant risks, including the risk that the Company will be unable to produce, market, sell and distribute Films. The business risks of the Company are discussed below.

Income Tax Consequences

An investment in stock shares may have significant federal and state income tax consequences for an investor. Nothing herein was intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties imposed under the United States Internal Revenue code. This document was written to support the promotion and marketing of the transaction addressed herein. The company makes no representation or warranty to investors with respect to the income tax consequences of an investment in the shares and urges prospective investors to consult with their own tax advisors about such income tax.

Cautionary Statements

The discussions and information in this Business Plan may contain both historical and forward-looking statements. To the extent that this plan contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in forward-looking statements. The differences may be caused by a variety of factors, including, but not limited to, adverse economic conditions, intense competition, cost overruns in producing and marketing Films, unavailability of qualified talent for Films, loss of talent previously committed or interested in Films, absence of qualified distributors or licensees, lack of customer acceptance of Films, termination of contracts, lack of experience in the Company and

Management, government regulation, inadequate capital, unexpected operating deficits, lower sales and revenues than forecast, the risk of litigation and administrative proceedings involving the Company adverse publicity and news coverage, inability to carry out marketing and sales plans, loss or retirement of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this memorandum.

New Business

The Company was formed to finance the production of Christian genre Films. The Company has no earnings or gross revenues to date. There is no assurance that the Company or the Films will be profitable or will earn revenues, or that the Company will have sufficient capital to implement its business plan.

Speculative Business

The entertainment industry is extremely competitive and the commercial success of any motion picture is often dependent on factors beyond the control of the Company, including but not limited to audience preference and exhibitor acceptance. The Company may not be able to engage or retain qualified talent for Films, including actors and other production personnel. Competent distributors or joint Company partners may not be available to assist the Company in its financing and marketing efforts for the Films, if required. The Company may not be able to sell or license the Films because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors and audiences.

Release of the Films

The Films are being produced for theatrical distribution, followed by television and home video exhibition, although no agreements are yet in place for distribution in any of the foregoing media in the United States or abroad, and no such distribution can be guaranteed. As a result, the Films may not receive the commercial exposure that could accompany a full theatrical release, and the gross revenue potential could be substantially lower than if the Films are initially introduced by wide or alternatively limited release to the full theatrical market. There is no assurance that any exhibitor will license the Films or that it will earn substantial revenues.

Absence of Immediate Revenues

The Company anticipates that it will incur substantial operating losses relating to the production and distribution of Films until the Company is able to generate adequate revenues from the licensing, sale or distribution of the Films, of which there can be no assurance. There can be no assurance that stockholders will realize any return on their investment or that stockholders will not lose their entire investment.

Risks of Motion Picture Development and Production

The development and production of motion pictures involves a substantial degree of risk. Production costs are often miscalculated and may be higher than anticipated due to reasons or factors beyond the control of the Company (such as delays caused by labor disputes, illness, accidents, strikes, faulty equipment, death or disability of key personnel, destruction or damage to the film files themselves, or bad weather). Accordingly, the Company may require funds in excess of Films anticipated budget in order to complete a production. The Company may not seek to obtain any production insurance or completion bonds for any of the Films to protect the Company against some of these risks. Accordingly, circumstances may arise pursuant to which investors will bear the entire risk that the Films do not have sufficient funding to complete production.

Risks of Motion Picture Distribution

There is no assurance that the Company will be successful in securing a service release or third parties to distribute the Films if they are completed. Furthermore, in the case of securing distribution, there is no assurance that the Films will be an economic success even if it is successful critically or artistically. While it is the intent of the Company that any sale of distribution rights will be for fair value and in accordance with the standards and practices of the motion picture industry, no assurance can be given that the terms of such agreement will be advantageous to the Company. In fact, unless the Films are an artistic success and/or cast with recognizable creative elements, the Company will clearly be at a disadvantage in its negotiations. There can be no assurance that a distributor, even a service distributor will not limit the Films theatrical run, limit the territories in which the Films are exhibited or otherwise fail to promote the Films actively. Any such action by a distributor could have a material adverse effect on the economic success of the Films and the revenue received by the Company. There can be no assurance of ancillary or foreign sales of the Films. If a Film is distributed in foreign countries, some or all the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict the available funds. Even if all territories, both domestic and foreign, are sold, there can still be no assurance that the Films will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, if any, there may be problems which could adversely affect the Company's ultimate profitability, including: public taste, which is unpredictable and susceptible to change; competition for theaters; competition with other films and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. In any event, any net proceeds from the Films and cash flow cannot be realized, if at all, until many months after the Company's expenditure for the Films. The Company does not anticipate that it will retain a sales agent to sell the domestic or foreign rights to Films. No assurance can be given that the Company will be able to sell any rights to the Films or that if such rights are sold it will be on terms advantageous to the Company.

Domestic Market Place

Investors should particularly note the Company intends to seek a service theatrical release. At this time, the United States domestic distribution business is substantially dominated by large studio distributors (e.g., Fox, Sony, Paramount, Universal, Warner Bros., MGM and Disney) and their affiliates (e.g., Fox Searchlight, Sony Classics, Paramount Vantage, Focus Features, United Artists and Miramax). These companies are joined in the marketplace by a limited number of independent distribution companies including Lionsgate, Summit and the Weinstein Company, which acquire independently produced motion pictures and may finance film projects directly at budgets significantly more modest than those typically undertaken by the major studios. The studios are increasingly focused on large budget ("event") pictures or smaller art house projects. Motion pictures with budgets under $3,000,000, with no major acting elements attached to them are increasingly being released directly to cable television and/or home video, and receive little or no theatrical marketing support. A limited theatrical release, or no theatrical release at all, will have a materially adverse effect on the financial return which may be realized by a particular film in all other markets. Since the domestic marketplace often impacts foreign territories, the absence of domestic buyers may impact each film's potential sales.

Exposure to Worldwide Economic Conditions

It is intended that the Company will sublicense the Films to foreign distributors for exhibition in their respective territories and/or media. Consequently, the value of the Films rights as determined by such distributors would be dependent upon many factors including the economic conditions in such distributors' territory. Economic downturns, changes in the currency exchange rates and changes in economic forecasts of any or all of the individual territories may have a material adverse impact on the Company. Even if distribution agreements are obtained for certain territories, economic changes in any territory could affect the ability to complete any transaction.

Possible Inadequacy of Company Funds

The Company will have limited capital available to it. If the entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then Management may cause the Company to sell all or a portion of its interest in the Films to finance such shortfalls. Further, a shortage of funds may prevent or delay the Company from completing the production and distribution of the Films. Although the Company and Management have planned for all of the expected production and distribution costs of the Films, there is no assurance that the Company will have adequate capital to conduct its business.

Deferments

The Company and Management may arrange for services to be provided to the Company for the production and distribution of the Films for which reduced compensation will be initially required, it being understood that the provider of such services will be compensated by the Company for the value of such services from the cash flow of the Company resulting from the exploitation of some or all rights in and to the Films. The value of such deferrals will be negotiated and documented by Management prior to the provision of such services to the Company. The benefit of such arrangements is to reduce the direct cash costs of the Films production. Such deferments may be paid from the Films revenues before or after repayment to Shareholders of their investment, and/or prior to payment to Shareholders and Management of any other net proceeds based on the revenue of the Films after such Shareholders recoupment, as Manager may establish in its reasonable judgment on behalf of Company through negotiation and/or otherwise.

Competition

The entertainment industry is characterized by intense competition. The Company will be subject to competition from other producers and distributors including major studios, which have greater financial resources and management experience and expertise than the Company. All aspects of the motion picture industry are highly competitive. The Company faces competition from "major" studios and other independent motion picture companies and television production companies not only in attracting creative, business and technical personnel for the production of films, but also in distributing the films. Virtually all of these competitors have substantially greater experience, assets, and financial and other resources than the Company, and have worldwide distribution organizations in place. The Company's Films will also be subject to extensive competition from other forms of entertainment, including but not limited to television programming, cable television, virtual reality entertainment and other entertainment. There is no assurance that the Company will be able to compete in the entertainment business successfully or profitably.

Liabilities

There is no assurance that the Company will be able to pay all of its liabilities.

No Assurance of Profit

There is no assurance as to whether the Company will be profitable or earn revenues, or whether the Company will be able to return any investment, to make cash distributions or to meet its operating expenses.

Operations - Possible Liens

If the Company fails to pay for materials and services for the Films on a timely basis, the Company's assets could be subject to materialmen's and workmen's liens. The Company may also be subject to bank liens in the event it defaults on loans from banks, if any.

Risk of Cost Overruns

The Company may incur substantial cost overruns in the production and distribution of the Films. Management is not responsible for cost overruns incurred in the Company's business and is not obligated to contribute capital to the Company. Unanticipated costs may force the Company to dilute its ownership in the Films substantially by requiring it to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in the Picture if it is Films to obtain the additional funds necessary to complete the production and marketing of the films. There is no assurance that the Company will be able to obtain sufficient capital to implement its business plan successfully. If a greater investment is required in the Films because of cost overruns, the probability of earning a profit or a return of the investment in the Film is diminished. Although the budget for the Films will include a contingency reserve to cover unforeseen cost overruns, the Company will not be obtaining a completion bond or other similar insurance which might mitigate the risk of cost overruns.

Risk of Insufficient Capitalization

The Company intends to conduct an additional Regulation A tier II exempt capitalization campaign. Part of the proceeds from this Crowdfunding campaign will be used to conduct the capitalization campaign. Should the capitalization campaign fall short of the minimum effort to raise one million dollars the company would be unable to produce the movie developed by this campaign and investors would stand to lose the full amount invested.

Securities

9.   Purpose of the Offering

The purpose of this offering is to raise sufficient capital to secure the rights of a screenplay, develop it, and fund a larger capitalization campaign. While we provided examples of scripts being considered, we cannot definitively say which project the company will pursue first. We can reveal our methodology;

- Our first considerations will be "ready to shoot" scripts with notable talent (star) attached to the script.

- If we cannot find a "ready to shoot" script, we will audition scripts with good stories and characters but need rewrites.

- If we still have not found a script that meets either of those criteria, then we will look to secure the movie rights of a Christian novel, so we can write a screenplay based on it.

- Finally, if we have no success in any of those areas, then we will write an original screenplay from concept, of which we have many of those that can be developed.

From a capital point of view no one point stands out above the other, from a time point of view the order we have laid out is optimum.

10.   Use of Proceeds

	Target Amount
Total Shares Sold	100,000
Total Proceeds	$100,000.00
Offering Cost	$4,900.00
Net Proceeds	$95,100.00
Development	$50,000.00
Legal	$25,000.00
Promotions and Advertising	$20,100.00

Development expenses include obtaining the intellectual property and developing the screenplay, which may include writing, rewriting and other editorial functions. Legal includes preparing and filing the proper legal documents for a regulation A tier II campaign. Promotion and advertising is for costs related to the conducting of a Regulation A Tier II capitalization campaign.

11.   Transactions and security delivery

The company will deliver the securities through a transfer agent utilized by the funding portal.

12.   Cancellation

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure
The Offering

13.   Terms

These terms summarize the principal terms of the Common Stock Financing of Split Mountain Productions Inc., an Oklahoma corporation (the "**Company**"). These terms apply specifically to shares issued under a Regulation CF exemption conducted through a recognized portal. These terms have no authority outside of that stated purpose. They shall be governed in all respects by the laws of State of Oklahoma.

Definitions:

Common Stock.	A class of common stock issued to purchasers for the purpose of capitalizing the company.
Closing Date	The closing date is the date of the expected end of the Regulation CF exemption for the sale of Series A Common Stock.
Investors	Individuals or entities that purchase Series A Common Stock.
Target	A minimum capital required for the company to take control of the funds.
Maximum	The maximum capital that can be raised by this offering.

Offering Terms:

Closing Date:	The offering is projected to run for one year. The offering may close earlier than the projected date if the maximum effort is reached. All investors will be notified at least five business days in advance of an early closing.
Investors Ownership:	The ownership percentage of any individual investor will be determined by the number of shares purchased through the portal.

Amount Raised:	The gross capital raised will be no less than $10,000 and up to $100,000
Price Per Share:	$1.00 per share (based on the capitalization of the Company set forth below) (the "**Original Purchase Price**").
Dilution:	Purchasers of Common Stock will experience substantial dilution. The Company has no tangible book value prior to this offering.
Valuation:	Shareholders will experience an immediate dilution. Based on full capitalization of 100,000 shares sold; Company assets will be $95,100.00 with 5,100,000 shares outstanding. This represents a per share value of $0.0186 and immediate dilution of $0.9814 per share to the purchasers of the Common Stock.

Charter:

Dividends:	Non-cumulative dividends may or may not be paid on Common Stock in an amount determined and declared by the board of directors at the annual meeting.
Liquidation Preference:	In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows:

The balance of any proceeds will be distributed pro rata to all Common Stock holders.

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer**, exclusive license** or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "**Deemed Liquidation Event**"), thereby triggering payment of the liquidation preferences described above.

Protective Provisions: In addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the holders of at least 67% of the Company's Stockholders, either directly or by amendment, merger, consolidation, or otherwise:

(i) liquidate, dissolve or wind-up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the common stockholder, or increase the authorized number of shares of common stock; (iv) purchase or redeem or pay any dividend on any capital stock prior to the common stock, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost; or (v) create or authorize the creation of any debt security; (vi) create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (vii) increase or decrease the size of the Board of Directors.

Right of First Refusal / Co-Sale Agreement:

Company first and Investors second (to the extent assigned by the Board of Directors,) **will** have a right of first refusal with respect to any shares of capital stock of the Company proposed to be **transferred** by Founders and any **future** employees holding of Company Common Stock, with a right of oversubscription for Investors of shares unsubscribed by the other Investors. Before any such person may sell Common Stock, he will give the Investors an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating Investors.

14. Voting Rights

Section 2.07 of the company bylaws establishes and governs stockholders voting rights, the follow excerpt is from those bylaws;

Except as provided in the certificate of incorporation or in a resolution adopted by the Board of Directors pursuant to the Oklahoma General Corporation Act and subject to such Act, each Shareholder shall at every meeting of the Shareholders be entitled to one vote in person or by proxy for each share of Class A Common Stock having voting power held by such Shareholder. In order to be valid, any such proxy shall be executed and delivered in accordance with the requirements of the Oklahoma General Corporation Act. No proxy shall be voted after three years from its date, unless the proxy provides for a longer period. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until notice thereof has been given to the Secretary of the corporation. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of such death or incapacity is given to the Secretary of the corporation.

15. Voting Limitations

No limitations or restrictions not stated above or in the company bylaws will apply without a change to the bylaws by the board of directors.

16. Terms Modification

No modification of terms are authorized for the duration of the campaign. Any company modifications will be conducted by the company by laws.

RESTRICTIONS OF TRANSFER

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law,

brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Securities

17.   Other Securities

No other class of stock has been authorized or issued by the company. The company has issued 5,000,000 shares of common stock to founders.

18.   Rights, Dilution or Requalification

No other class of stock has been authorized. A new authorization would be require an authorization action by the Board of Directors.

19.   Difference of Stock

Common stock is the only class of stock currently authorized and all shares are equal.

20.   Principal Shareholder Rights

The principal shareholders identified in question six have no rights, warrants or options beyond what is given them as common stock shareholders.

21.   Valuation

The book value was determined with the following formula; Capital raised / Total shares issued

22.   Minority Ownership Risks

There is no single majority holder of over 50%. The risks to minority holders are equally shared by all participants.

23.   Corporate Actions

The Company has authorized 100,000 Shares for this regulation CF exemption. The Company plans to conduct an offer of additional shares after the completion of this offering.

Capitalization

The company plans to apply for an exemption under Regulation A Tier II campaign. Should the company be successful in achieving that exemption it will conduct a best effort campaign of up to 10M Shares. It is anticipated that the asking price for the shares will be $5.00 per share in order to capitalize the company to $50M. All proceeds from this and any subsequent stock sales will be applied to the production of films and any necessary company business to maintain statutory and regulatory compliance.

Should the company not be approved for a regulation A exemption, then it will seek capitalization through qualified investors under regulation D and/or other sources of funding the developed productions.

24.   Indebtedness

The company has no debt

25.   Exemptions

The company has had no prior exemptions nor is it pursuing any other exemptions concurrently with this exemption.

26.   Transactions

The company and has not been a party involved in any transactions prior to this offering.

Financial Condition

27.   Operating History

The company has no operating History.

28.   Financial Condition

Film production is a high capital intensive and low liquidity business. The company will require a large amount of capital resources to develop, produce and distribute its first production. Financial milestones include completing this round of fundraising for the development and production capital of the first film, legal, promotional and advertising cost to conduct a regulation A tier II capitalization campaign. The company will have low liquidity throughout the process of producing the first picture. No revenues will be realized until the picture is in distribution and either theatrical exhibition revenues are realized and/or home video sales are realized. The company may realize additional funding from partnerships for the project, gap financing based on financial rebate incentives and other debt instruments. If the company only reaches the target capital of this offering it would utilize a fully developed project to seek additional funding sources. This financial condition will exist until revenues from films flow into the company.

Financial Information

29.   Certified Financial Reports

See Attachment A

30.   Principals Certifications

1. No principal member of the company has been convicted of any felony or misdemeanor (i)in connection with the purchase or sale of any security or (ii)a false filing with the Security and Exchange Commision or (iii)arising out of any conduct of the business of an underwriter, broker, dealer, municipal securities dealer,investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No principal member of the company is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice (i) in connection with any purchase or sale of any security or (ii)involving the making of any false filing with the commission or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities

3. No Principal member is subject to a final order of a state securities commision, a state authority that supervises or examines banks, savings associations or credit unions, a state insurance commission, an appropriate federal banking agency, the U. S. Commodity Futures Trading Commision, or the National Credit Union Administration that (i) at the time of this filing of this offering statement bars them from (A) association with an entity regulated by such commision, authority , agency or office, or (B) engaging in the business of securities, insurance or banking, or engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the ten year period ending on the date of the filing of this offering statement.

4. No Principal member are subject to an order of the commission entered pursuant to section 15(b) or 15(c0 of the Exchange Act or Section 203(e) or (f) of the Investments Advisor Act of 1940, at the time of the filing of this offering statement (i) suspends or revokes their registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal, or (ii) places limitations on their activities, functions or operations, or (iii)bars them from being associated with any entity of form participating in the offering of any penny stock.

5. No Principal member is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders them to cease and desist from committing or causing a violation or future violation of (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule of

regulation thereunder, or (ii) Section 5 of the Securities Act

6. No Principal member is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national oraffiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No Principal member filed either as a registrant or issuer, or was named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within the five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or at the time of filing the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8. No Principal member is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities act, or at the time of filing this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Other Material Information

31.   Additional Material

Pitch Deck Slides

Slide 1 Introduction

Graphic: Split Mountain Graphic; Text: Split Mountain Productions Inc. Where faith moves mountains.

Slide 2 Faith Based Films

Graphic: Split mountain image and company logo

Christiaan films are current, relative, viewed by a large well defined demographic and economical to produce which is a recipe for success.

Story is king. While secular films rely on big stars, big budgets and shocking visuals, Christian films only needs a relevant and compelling story for success.

The genre is hot. Passion of the Christ and The Chronicles of Narnia series are the top four films in the genre. The six remaining films of the top ten in the genre have been released in the past three years.

The demographic is well defined. Christians make up 72% of America. 68% or 215 millions Americans will have listened to Christian radio in the past thirty days. Such a large but yet tightly focused demographic gives the ability to saturate it with a lean advertising budget.

Timing is everything and now is the right time for an investment in a faith based production company.

Slide 3 The Principals

Image: Individual photographs.

Gray Frederickson – CEO

Has produced three films on the American Film Institute's "100 Greatest Movies of All Time," won an Oscar as Co-Producer of "The Godfather, Part II." He Produced of Apocalypse Now, The Outsider and 70 other films. His films have earned over 1 billion dollars at the box office.

John Simonelli – President

Is a business executive who has extensive experience in the planning, development, and funding of emerging growth companies. He has led a number of public companies including Moto Photo Inc. from inception to IPO.

Brent Green – CCO

Is a rising producer and director. He recently was a producer on Martin Scorsese's "Silence" and Mercy Me's film "I can only Imagine" Brent has directed several short films and his first feature "The Veil"

Dave Greene – COO

Is a 32 year USAF veteran with extensive logistics and management experience. He is considered a digital cinema expert. His film credits include two of the largest grossing political documentaries, "2016:Obama's America" and "America, Imagine a World Without Her" which earned a rare cinemascope A+ rating.

Slide 4 The Films

Graphic: Three images representative of the films being considered for production.

Text: Green lighting a film is a very deliberate process. Generally, each film project will be reviewed by our entire team for scriptural story, artistic merit and commercial viability. We currently have over thirty projects under consideration including;

The Open Window:

In 1997 Shannon discovered her daughter's' bed empty when she went to wake her for school. The case turned cold and the police turned the investigation upon her. She spun down out of control till he reached out to God. This is an incredible 18 year journey of redemption, faith and forgiveness. Currently in script development.

Untitled Christian Medieval Action Project:

A Knight of the Prince of Light must take a young and impetuous Knight on a investigation. A discovery of dark forces brings a major conflict where both men will be challenged physically and spiritually in battle.

Slide 5 The Box Office

Graphic: eight movie posters with box earnings below the poster

Text: The revenue stream for all successful movies begins at the box office. Christian movies are performing well, but it doesn't just happen. Great performance is planned from the moment the film is conceived.

The American Film Market reported religious films as one of three genres where independent films breakout. This is easily seen in films such as War Room and Heaven is for Real. Even lower performing movies reach breakeven and profitability status. Our experience and ability to negotiate favorable distribution contracts to get as close to the retail dollar as possible will allow a greater chance for success and much greater ROI should profits be realized.

A current and relevant genre, economical productions and controlled distribution close to the retail dollar increases the chance of financially successful films.

Slide 6 The Competition

Graphic: Image of Star Wars Poster

Text: Historically Christian films don't compete with secular films for audience. However a large release such as Star Wars simultaneous with our release could affect audience numbers. The company will certainly avoid any simultaneous releases such as that.

Other Christian films released just before ours will usually help our release, as the trailer for our film would be played prior to the viewing of other films increasing the reach of our advertising.

Slide 7 Development Stage

Graphic: Image of Investment graph

Text: Savvy investors know the value of investing in early stage companies. They know that the right company, with the right leaders, in the right market has potential for explosive growth. We have a highly qualified team, in a current and relevant entertainment segment which is the ingredients of a top quality company. While there is never any guarantees, this company has a number of strong indicators, which makes it an early stage company worth considering. Think the next movie you go see could be one of yours.

Slide 8 Development Stage

Graphic: Image of Stock Certificate

Text: Split Mountain Productions Inc. Is offering 100,000 shares of class a common stock. The shares are offered at $1.00 per share. This is a first come first serve limited time, limited amount offer.

Minimum Investment:

$100

Slide 9 Questions?

Graphic: Image of confused Dog.